

March 7, 2013

Via E-mail
Ms. Kim Petry
Chief Financial Officer
The Spendsmart Payments Company
6190 Cornerstone Court, Suite 216
San Diego, CA 92121

  Re: The Spendsmart Payments Company
    Item 4.01 Form 8-K
    Filed March 5, 2013
    File No. 0-27145

Dear Ms. Petry:

  We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed March 5, 2013

1. You state that through the period covered by the financial audit for the years ended September 30, 2012 and 2011, there have been no disagreements with BDO LLP ("BDO") on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BDO would have caused them to make reference thereto in their report on the financial statements. Please amend your Form 8-K to also disclose, if true, that there were no disagreements during the subsequent interim period through the date of dismissal. Refer to Item 304(a)(1)(iv). Please also ensure you file a new Exhibit 16 letter with your amended Form 8-K.

2. You state that during the years ended September 30, 2012 and 2011, you did not consult with EisnerAmper LLP ("Eisner") regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Eisner, in either case where written or oral advice provided by

Eisner would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditor or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Please amend your Form 8-K to also disclose, if true, that there were no consultations with Eisner during the subsequent interim period through the date of engagement. Refer to Item 304(a)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief